Exhibit 99.1

Navigator Holdings Ltd. Announces Accretive Vessel Acquisitions Through New Joint Venture with Greater Bay Gas Company

September 30, 2022 – Navigator Holdings Ltd. (“Navigator”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, is pleased to announce that, with effect from September 30, 2022, it has entered into a joint venture agreement with Greater Bay Gas Co. Ltd. (Liberia) (“Greater Bay Gas”).

The joint venture (the “Joint Venture”), owned 60% by Navigator and 40% by Greater Bay Gas, intends to acquire, over the next fifteen months, a total of five ethylene vessels, made up of two 17,000 cbm, 2018-built and three 22,000 cbm, 2019-built ethylene vessels (the “Vessels”). The Vessels are currently commercially managed by the Luna Pool collaborative arrangement (the “Luna Pool”), which was formed in March 2020 by Navigator, Greater Bay Gas Co. Ltd. (HK) and Pacific Gas Pte. Ltd. (Singapore).

Subject to customary conditions, the Joint Venture intends to acquire each of the Vessels following the exercise of the respective purchase options from their existing owner by Equator Fund Limited, the parent company of Greater Bay Gas, as each of such options becomes exercisable. The aggregate purchase price the Joint Venture expects to pay to acquire the Vessels is approximately $233 million. The Joint Venture intends to finance the majority of the purchase price through commercial bank finance, with the remainder sourced from capital contributions from Navigator and Greater Bay Gas. Navigator expects to finance its share of the capital contributions from available cash resources.

Once acquired by the Joint Venture, each of the Vessels will continue to be commercially managed by the Luna Pool, benefiting from the experienced team formed in 2020. The technical manager of the Vessels will remain Pacific Gas Pte. Ltd. (Singapore).

Mads Peter Zacho, Chief Executive Officer of Navigator, said:

“Following the success of our Luna Pool collaboration with Greater Bay Gas Co. Ltd. (HK), the formation of this 60/40 Joint Venture is the natural next step in our strategic alliance, enabling us to benefit further from our combined strengths. The Joint Venture with Greater Bay Gas will result in a reduction in the average age of Navigator’s fleet and will allow us to take advantage of more efficient vessels, lowering emissions and offering improved economics to our customers. The Joint Venture is accretive as it further consolidates the handysize segment and puts us in a strong position for further growth and development in an evolving marketplace.”

Mr. Steven Xiao, Director of Greater Bay Gas, commented:

“The Luna Pool collaboration has proven a great success and has paved the way to today’s Joint Venture. If the Luna Pool experience symbolized falling in love a few years ago, then we witness a happy marriage today. Naturally, following the Joint Venture we anticipate a successful journey together and with such holistic synergy, the Luna Pool is expected to be more productive to contribute to the global gaseous business community.”

About Greater Bay Gas

Greater Bay Gas Co. Ltd. (HK) is a gaseous product logistic service provider based in the heart of the Shenzhen Greater Bay Area, China. It currently operates the fleet of five modern semi-pressurized and semi-refrigerated ethylene and ethane gas carriers that are expected to be acquired by the Joint Venture. It aims to develop its core business through global strategic partnerships to serve increasing demand for shipping and related logistics of gaseous product worldwide.

Greater Bay Gas Co. Ltd. (HK) was founded primarily by Equator Fund Limited, which is a maritime-focused fund, having its headquarters in the Municipality of Shenzhen, with offices in Hong Kong and Shanghai, China.

About Navigator Gas

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet consists of 53 semi- or fully-refrigerated liquefied gas carriers, 21 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator’s common stock trades on the New York Stock Exchange under the symbol “NVGS”.

Navigator Gas

Attention:         Investor Relations investorrelations@navigatorgas.com and

                          randy.giveans@navigatorgas.com

Address:          1201 Fannin St. Suite 262, Houston, Texas, U.S.A. 77002

Tel:                  +1 713 373 6197 and +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link - New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Forward Looking Statements

This press release contains certain “forward-looking” statements (as defined by the Securities and Exchange Commission) concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including statements concerning the formation of the Joint Venture, the acquisition of vessels by the Joint Venture, the performance of the Joint Venture and the benefits of the transaction to Navigator and its shareholders. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.